February 28, 2017

Re:	Adama Agricultural Solutions Ltd Request to Withdraw Registration Statement on Form F-1 File No. 333-198057

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Anne Nguyen Parker
J. Nolan McWilliams

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Adama Agricultural Solutions, a company incorporated under the laws of Israel (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-198057) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal in light of changes to the Company’s strategic plans that make any offering of common shares by the Company in the United States inopportune at this time. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on August 11, 2014.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Adama Agricultural Solutions Ltd

By:	/s/ Michal Arlosoroff	By:	/s/ Aviram Lahav
	Michal Arlosoroff		Aviram Lahav

cc:	Michael Kaplan (Davis Polk & Wardwell LLP)